SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Neutral Tandem, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

64128B108
(CUSIP Number)

Marc Weingarten and David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 22, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 19 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON Clinton Spotlight Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,167,116 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,167,116 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,167,116 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 350,296 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 350,296 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 350,296 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 4 of 19 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 353,824 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 353,824 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 353,824 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON Clinton Retail Opportunity Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 353,824 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 353,824 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 353,824 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 7 of 19 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,976,456 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,976,456 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,976,456 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 8 of 19 Pages

1	NAME OF REPORTING PERSON George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,976,456 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,976,456 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,976,456 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 9 of 19 Pages

1	NAME OF REPORTING PERSON Richard Katz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,000
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 2,000
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 10 of 19 Pages

1	NAME OF REPORTING PERSON Alexander Mashinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 15,000
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 15,000
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 15,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 11 of 19 Pages

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 31, 2013 (the "Original Schedule 13D") and Amendment No. 1 to the Original Schedule 13D filed with the SEC on February 13, 2013 ("Amendment No. 1" and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D") with respect to the common stock, par value $0.001 per share (the "Common Stock") of Neutral Tandem, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 2, 3, 5, 6 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Paragraphs (a) - (c) and (f) of Item 2 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) This Schedule 13D is filed by: (i) Clinton Spotlight Master Fund, L.P., a Cayman Islands exempted limited partnership ("SPOT"); (ii) Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG"); (iii) Clinton Relational Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership ("CREL"); (iv) Clinton Retail Opportunity Partnership, L.P., a Delaware limited partnership ("CROP"); (v) Clinton Relational Opportunity, LLC, a Delaware limited liability company, which serves as the investment manager to CREL ("CRO"); (vi) Clinton Group, Inc., a Delaware corporation, which serves as the investment manager to SPOT, CMAG and CROP (“CGI”); (vii) George E. Hall, a United States citizen, who serves as President of CGI ("Mr. Hall" and together with SPOT, CMAG, CREL, CROP, CRO and CGI, “Clinton”); (viii) Richard Katz, a United States citizen ("Mr. Katz"); and (ix) Alexander Mashinsky, a United States citizen ("Mr. Mashinsky" and, together with Clinton and Mr. Katz, the "Reporting Persons").

(b) The principal business address of CROP, CRO, CGI and Mr. Hall is 601 Lexington Avenue, 51st Floor, New York, New York 10022. The principal business address of SPOT, CMAG and CREL is c/o Credit Suisse Administration Services (Cayman) Ltd., P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands. The principal business address of Mr. Katz is 305 East 86th Street, Apt 9PW, New York, NY 10028. The principal business address of Mr. Mashinsky is 134 W. 37th Street, Suite 200, New York, New York 10018.

(c) The principal business of CRO and CGI is to provide investment management services to private individuals and institutions. The principal business of SPOT, CMAG, CREL and CROP is to invest in securities. The principal business of Mr. Hall is to serve as President of CGI. The principal business of Mr. Katz is to serve as the Managing Member of Torque Point Advisors, LLC, a consulting firm which provides services to business management and investors. The principal business of Mr. Mashinsky is to serve as the Managing Partner of Governing Dynamics LLC, an early stage investment firm.

(f) Messrs. Hall,. Katz and Mashinsky are citizens of the United States.

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 12 of 19 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used a total of approximately $6,439,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported in this Schedule 13D. Clinton used a total of approximately $6,384,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported herein as beneficially owned by Clinton. Mr. Katz used a total of approximately $12,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported herein as beneficially owned by him. Mr. Mashinsky used a total of approximately $43,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported herein as beneficially owned by him.

Funds for the purchase of the Common Stock reported herein as beneficially held by Clinton were derived from (i) available working capital of SPOT, for the shares of Common Stock held directly by it; (ii) available working capital of CMAG, for the shares of Common Stock held directly by it; (iii) available working capital of CREL, for the shares of Common Stock held directly by it; (iv) available working capital of CROP, for the shares of Common Stock held directly by it; and (v) margin borrowings described in the following sentence, for the shares of Common Stock held directly by SPOT, CMAG, CREL and CROP. Such Common Stock is held by Clinton in commingled margin accounts, which may extend margin credit to Clinton from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein as beneficially owned by Clinton.

The Common Stock reported herein as beneficially held by Mr. Katz or Mr. Mashinsky was purchased solely with the personal funds of Mr. Katz or Mr. Mashinsky, respectively, and none of the proceeds used to purchase the Common Stock reported herein as beneficially owned by them were provided through borrowings of any nature.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER Paragraphs (a) - (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 1,993,456 shares of Common Stock, constituting approximately 6.2% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 32,307,003 shares of Common Stock outstanding as of March 8, 2013, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the Securities and Exchange Commission on March 18, 2013.

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 13 of 19 Pages

(i)	SPOT:
	(a)	As of the date hereof, SPOT may be deemed the beneficial owner of 1,167,116 shares of Common Stock.
Percentage: Approximately 3.6% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,167,116 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,167,116 shares of Common Stock

(ii)	CMAG:
	(a)	As of the date hereof, CMAG may be deemed the beneficial owner of 350,296 shares of Common Stock.
Percentage: Approximately 1.1% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 350,296 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 350,296 shares of Common Stock

(iii)	CREL:
	(a)	As of the date hereof, CREL may be deemed the beneficial owner of 353,824 shares of Common Stock.
Percentage: Approximately 1.1% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 353,824 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition 353,824 shares of Common Stock

(iv)	CROP:	As of the date hereof, CROP may be deemed the beneficial owner of 0 shares of Common Stock.
	(a)	Percentage: Approximately 0.0% as of the date hereof.
1. Sole power to vote or direct vote: 0
	(b)	2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition 0

(v)	CRO:	As of the date hereof, CRO may be deemed the beneficial owner of 353,824 shares of Common Stock.
	(a)	Percentage: Approximately 1.1% as of the date hereof.
1. Sole power to vote or direct vote: 0
	(b)	2. Shared power to vote or direct vote: 353,824 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition 353,824 shares of Common Stock

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 14 of 19 Pages

(vi)	CGI:
	(a)	As of the date hereof, CGI may be deemed the beneficial owner of 1,976,456 shares of Common Stock.
Percentage: Approximately 6.2% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,976,456 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,976,456 shares of Common Stock

(vii)	Mr. Hall:
	(a)	As of the date hereof, Mr. Hall may be deemed the beneficial owner of 1,976,456 shares of Common Stock.
Percentage: Approximately 6.2% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,976,456 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,976,456 shares of Common Stock
(viii)	Mr. Katz:
	(a)	As of the date hereof, Mr. Katz may be deemed the beneficial owner of 2,000 shares of Common Stock.
Percentage: Approximately 0.0% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 2,000 shares of Common Stock
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,000 shares of Common Stock
4. Shared power to dispose or direct the disposition: 0
(ix)	Mr. Mashinsky:
	(a)	As of the date hereof, Mr. Mashinsky may be deemed the beneficial owner of 15,000 shares of Common Stock.
Percentage: Approximately 0.0% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 15,000 shares of Common Stock
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 15,000 shares of Common Stock
4. Shared power to dispose or direct the disposition: 0

By virtue of the Proxy Solicitation, the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 1,993,456 shares of Common Stock, constituting approximately 6.2% of the shares of Common Stock outstanding. None of the Nominees, other than Mr. Katz and Mr. Mashinsky, beneficially owns any Common Stock or other securities of the Issuer. Each Nominee, other than Mr. Katz and Mr. Mashinsky, expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons. Clinton expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Messrs. Katz and Mashinsky, Mr. Katz expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Clinton and Mr. Mashinsky, and Mr. Mashinsky expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Clinton and Mr. Katz.

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 15 of 19 Pages

(b) By virtue of investment management agreements with SPOT, CMAG and CROP, its ownership of CRO and a sub-advisory agreement governing a portion of a mutual fund portfolio ("CASF") that beneficially owns 105,220 shares of Common Stock, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,976,456 shares of Common Stock beneficially owned by SPOT, CMAG, CREL, CROP and CASF. By virtue of his direct and indirect control of CGI, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which CGI has voting power or dispositive power. Mr. Katz has sole voting and dispositive power over the 2,000 shares of Common Stock beneficially owned by him. Mr. Mashinsky has sole voting and dispositive power over the 15,000 shares of Common Stock beneficially owned by him.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past 60 days is set forth in Appendix B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(e) As of February 13, 2013, CROP ceased to beneficially own any shares of Common Stock. Accordingly, this Amendment No. 2 constitutes an exit filing for CROP.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by the addition of the following:

Clinton has sold options on 100,000 shares of Common Stock with an exercise date of May 18, 2013 and a strike price of $3.75.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 5 to this Schedule 13D and is incorporated by reference herein.

Other than the options, joint filing agreement and the Nominee Agreements, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
5	Joint Filing Agreement, dated April 26, 2013.

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 16 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 26, 2013

CLINTON SPOTLIGHT MASTER FUND, L.P.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer
CLINTON MAGNOLIA MASTER FUND, LTD.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P. By: Clinton Relational Opportunity, LLC, its investment manager
/s/ John Hall
Name: John Hall
Title: Authorized Signatory

CLINTON RETAIL OPPORTUNITY PARTNERSHIP, L.P. By: Clinton Group, Inc., its investment manager

/s/ John Hall
Name: John Hall
Title: Authorized Signatory

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 17 of 19 Pages

CLINTON RELATIONAL OPPORTUNITY, LLC

/s/ John Hall
Name: John Hall
Title: Authorized Signatory

CLINTON GROUP, INC.
/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

/s/ George E. Hall
George E. Hall
/s/ Richard Katz
Richard Katz

/s/ Alexander Mashinsky
Alexander Mashinsky

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 18 of 19 Pages

Appendix B

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE REPORTING
PERSONS

This Appendix sets forth information with respect to each purchase and sale of Common Stock that was effectuated by the Reporting Persons during the past sixty days. Mr. Katz has not effected any transactions in the last sixty days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

SPOT

Common Stock

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
3/5/2013	(2,300)	2.5
3/6/2013	(8,500)	2.5
3/7/2013	6,250	3.7392
3/7/2013	8,200	3.6727
3/8/2013	(1,000)	2.5
3/15/2013	(26,500)	2.5
3/15/2013	11,250	3.451
3/19/2013	7,500	3.5
3/25/2013	9,700	3.4572
3/26/2013	25,000	3.3945
3/26/2013	5,000	3.4099
3/26/2013	18,492	3.4024
4/3/2013	(2,500)	2.5
4/19/2013	(5,500)	2.5
4/23/2013	4,077	3.0565
4/23/2013	1,700	3.03
4/24/2013	600	3.2783
4/24/2013	25,000	3.3254

CMAG

Common Stock

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2/27/2013	(100)	2.5
3/7/2013	6,250	3.7392
3/7/2013	8,200	3.6727
3/15/2013	(12,500)	2.5
3/15/2013	7,500	3.451
3/19/2013	3,500	3.5
3/25/2013	4,850	3.4572
3/26/2013	12,500	3.3945
3/26/2013	2,500	3.4099
3/26/2013	9,246	3.4024
4/19/2013	(1,000)	2.5
4/23/2013	2,038	3.0565
4/24/2013	12,500	3.3254

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 19 of 19 Pages

CREL

Common Stock

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
3/6/2013	(30,700)	3.5581
3/6/2013	(5,000)	3.559
3/7/2013	6,250	3.7392
3/7/2013	8,200	3.6727
3/8/2013	(25,234)	3.7346
3/11/2013	(400)	2.5
3/15/2013	(10,200)	2.5
3/15/2013	5,000	3.451
3/18/2013	(24,600)	3.4955
3/19/2013	3,000	3.5
3/25/2013	3,880	3.4572
3/26/2013	10,000	3.3945
3/26/2013	2,000	3.4099
3/26/2013	7,397	3.4024
4/19/2013	(1,000)	2.5
4/19/2013	6,900	2.9681
4/19/2013	2,593	2.97
4/19/2013	25,000	2.9735
4/23/2013	2,040	3.0565
4/24/2013	12,500	3.3254
4/25/2013	23,000	3.45

Mr. Mashinsky

Common Stock

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
4/22/2013	15,000	2.89